NEWS RELEASE 09-15	MAY 15, 2009

FRONTEER REPORTS FIRST QUARTER 2009 RESULTS

Fronteer Development Group Inc. (“Fronteer” or the “Company”) (FRG – TSX/AMEX) reports its financial and operating results for the three months ended March 31, 2009. Details of the Company’s financial results are described in the unaudited consolidated financial statements and Management’s Discussion and Analysis for the three months ended March 31, 2009 available on SEDAR at http://www.sedar.com. Further details on each of Fronteer’s projects and activities can also be found on the Company’s website: http://www.fronteergroup.com. All amounts are presented in Canadian dollars unless otherwise stated.

Overview

Fronteer is a gold-focused exploration and development company with a pipeline of robust development projects and a healthy treasury to fund their advancement toward potential production. To realize its vision of becoming a mid-tier producer in the gold sector, Fronteer is committed to advancing the Company’s projects toward production, and acquiring a producing or near-term producing gold asset to round out its pipeline.

There are three key gold projects in Nevada, USA, that form the foundation for Fronteer’s future production platform. They are Long Canyon, a discovery potentially defining a new gold trend in the Eastern Great Basin; Northumberland, a large Carlin-type gold deposit with a significant resource base already defined; and, Sandman, a property in which Newmont USA Limited ("Newmont"), a subsidiary of Newmont Mining Corporation, has the option of advancing to a production decision within the next few years. In addition, Fronteer has built and retained a 40% interest in an emerging mineral district in northwestern Turkey that includes two gold deposits and a third copper-gold porphyry deposit. Fronteer also owns 100% of Aurora Energy Resources Inc. (“Aurora”), a company focused on advancing a large, high quality uranium project in Labrador, Canada. Aurora was listed on the Toronto Stock Exchange (“TSX”) under the symbol AXU and its acquisition by Fronteer was completed on April 21, 2009.

Highlights for the three months ended March 31, 2009 and through the date of this release are:

  On March 2, 2009, the Company completed the acquisition of an additional 49.9% of Aurora, giving the Company control of Aurora. On April 21, 2009, Fronteer completed a second step transaction which allowed it to acquire the remaining outstanding shares of Aurora, giving it 100% ownership. Aurora was then officially delisted from the TSX. The Company currently operates Aurora as a wholly owned subsidiary.

  Mr. Troy Fierro joined Fronteer as Chief Operating Officer, a newly created executive position strengthening the Company’s operational and mine-development expertise and focus. Mr. Fierro has more than 25 years of experience in mine development, including engineering and design, mine construction, project start-up and operations management. Mr. Fierro is a proven operator and his appointment will help accelerate Fronteer’s transitions towards gold production.

  A first National Instrument 43-101 (“NI43-101”) compliant resource calculation was completed on the Long Canyon property. At a 0.3 g/t cut-off, the resource comprises 363,000 ounces at an average grade of 2.35 g/t gold (4,808,000 tonnes) (indicated), along with 459,000 ounces at an average grade of 1.63 g/t gold (8,780,000 tonnes) (inferred). A 2009 US$14,100,000 exploration program has commenced and will be shared 51% / 49% between the Company and its minority joint venture partner AuEx Ventures Inc. (“AuEx”), respectively.

  On May 4, 2009, Fronteer announced the completion of a comprehensive metallurgical review of the Northumberland gold deposit and the commencement of Phase 1 metallurgical testing. The review, commissioned as part of Fronteer’s overall development strategy for the project, has identified proven processing methods for the various mineralization types, which will be systematically evaluated as part of Northumberland’s multi-phase metallurgical program.

  Newmont recently provided the results of the first 12 holes from an ongoing 2009 US$5M work-program at Sandman. The drill results confirm the high-grade nature of the gold mineralization, and the potential for a large tonnage of lower-grade material.

  The Company and Teck Cominco Ltd.’s Turkish subsidiary initiated a sale process for the Agi Dagi and Kirazli properties in northwestern Turkey.

Acquisition of Aurora

On March 2, 2009, Fronteer acquired control of 92.1% of the issued and outstanding shares of Aurora by issuing 30,134,229 common shares at a price of $2.90. As a result of its significant shareholding in Aurora, Fronteer began to consolidate 100% of the financial results of Aurora. Fronteer also announced its intention to complete a second step transaction that would result in the Company acquiring the remaining issued and outstanding shares of Aurora. This second step was completed on April 21, 2009 when Fronteer issued a further 4,806,661 shares for the remaining 7.9% of Aurora. The transaction has been accounted for as an asset purchase and the cost of each item of property, plant and equipment acquired as part of the group of assets acquired was determined by allocating the price paid for the group of assets to each item based on its fair value at the time of the acquisition.

Based upon the March 2, 2009, balance sheet of Aurora, the preliminary allocation of the purchase price, summarized in the table below, is subject to change.

Purchase price:
30,134,229 common shares of Fronteer	$87,389,259
Additional 4,806,661 shares to be issued	13,939,317
Options exercisable into shares of Fronteer	3,022,615
Acquisition costs	2,138,598
$106,489,789
Existing book value of equity investment in Aurora	74,041,932
$180,531,721

The purchase price and existing book value of equity investment in Aurora were allocated as follows:

Net assets acquired:
Current assets	$98,503,441
Other assets	1,800,273
Exploration properties and deferred exploration expenditures	92,510,513
Other liabilities	(3,378,318)
Future income tax liability	(8,904,188)
$180,531,721

Exploration Projects

Deferred exploration and acquisition expenditures, net of recoveries for the three months ended March 31, 2009 and 2008 totalled $1,307,175 and $2,830,107 in the USA, $17,414 and $122,720 in Turkey, and nil and $75,085 in the Yukon, Canada, respectively. Deferred exploration and acquisition expenditures related to the Company’s projects in Labrador, Canada from March 3, 2009 to March 31, 2009 totaled $735,080.

For 2009, the Company has a global budget of approximately $26,500,000 including an exploration and development budget for all projects (net of joint venture contributions) of approximately $17,754,000 and including general and administrative expenses. These amounts include Aurora's forecasted expenditures from May through December 2009. Added to these amounts will be the Company's 51% share of the US$4,262,000 purchase of water rights and associated surface rights for the Long Canyon Project

Plans for 2009 at Northumberland are focused primarily on a comprehensive metallurgical program, carried out in conjunction with a broader advancement program, which includes identifying preferred mine development options. In addition, the program will include regional target generation, and minor reclamation of past mining activity including pond relining and heap pad re-contouring. The budget for the 2009 program is approximately US$3,360,000.

At Long Canyon, the US$14,100,000 2009 exploration and development program which commenced in April expects to include 17,858 metres of core drilling, 28,962 metres of RC drilling, ongoing geological mapping, and further rock/soil/road cut sampling. The program also includes significant engineering, metallurgical, land, and legal programs.

Newmont, as operator at Sandman, is funding a US$5,000,000 work program in 2009. Drilling commenced in mid-January 2009 and Newmont has completed 57 holes for approximately 5,733 metres to the end of March 2009. Recent drill results from the 2009 work-program provided by Newmont have been encouraging, establishing good grades and continuity.

An airborne survey is currently being tendered to cover all the outside licenses of the Central Mineral Belt ("CMB") Uranium Property. Upon completion of the survey, the Company plans to re-configure its current license boundaries and file for a return of the posted performance bonds. For the remainder of 2009, the Company will also focus on ongoing community relations work, a continuation of environmental baseline studies, and ongoing tailings design. In addition, the Company has commissioned the completion of a scoping study which is expected to be completed by the third quarter of 2009. The budget for the CMB for the remainder of 2009 is approximately $4,500,000 net of projected bond recovery and including general and administrative expenses.

Selected Financial Data

This summary of selected financial data should be read in conjunction with the Management Discussion and Analysis (“MD&A”) and the unaudited consolidated financial statements and related notes thereto for the periods indicated.

	Three months ended March 31,
	2009	2008
Net loss	(5,451,597)	(6,223,412)
Basic and diluted earnings per share	(0.06)	(0.07)
Cash used in operations	(5,763,818)	(2,481,500)
Cash invested in mineral properties and deferred
exploration	(2,303,855)	(1,510,913)
Cash (used in) generated by financing activities	(145,846)	97,800

	As at
	March 31, 2009	December 31, 2008
Cash, cash equivalents and short-term deposits	167,526,844	81,035,276
Working capital	167,911,517	78,420,274
Investment in Aurora (1)	-	74,945,577
Investment in Turkish Properties (2)	13,343,008	13,255,365
Exploration properties & deferred exploration
expenditures	322,235,055	227,664,887
Total assets	512,796,058	403,519,304
Asset retirement obligations	1,433,514	1,425,527
Shareholders’ equity	440,330,931	338,534,602

1.

The Company accounted for its investment in Aurora using the equity method of accounting until March 2, 2009. From March 3, 2009, upon the acquisition of control of Aurora, the Company has consolidated the results of operations of Aurora. Total market capitalization of Aurora at March 31, 2008, was approximately $179.5 million (December 31, 2008 - $131.9 million).

2.

The Company owns 40% of three Teck Cominco Ltd. subsidiaries. All exploration properties and deferred exploration expenditures relating to these properties have been re-classed to Investment in Turkish Properties.

The Company’s net loss for the three months ended March 31, 2009 was $5,451,597 or $0.06 per share, compared to a net loss of $6,223,412 or $0.07 for three months ended March 31, 2008. Contributing to the year-over-year differences was the recognition of increased operating expenses such as wages and benefits professional fees, office and general, investor relations and promotion and amortization and a decrease in interest income. Offsetting the above was a decrease in stock-based compensation, write-downs of exploration properties and deferred exploration expenditures and foreign exchange loss. The Company recorded an increase in the equity in loss of Aurora period over period and began to consolidate 100% of Aurora's results from March 3, 2009, resulting in an additional $268,900 loss being recognized in the quarter over and above what the Company would have realized on its original 42.2% interest. The Company recognized a gain on the sale of a long term investment in three months ended March 31, 2008. No similar gain was recorded for the three months ended March 31, 2009.

Liquidity

At March 31, 2009, the Company had cash, cash equivalents and short-term deposits on its balance sheet of $167,526,844 and working capital of $167,911,517 as compared to cash of $81,035,276 and working capital of $78,420,274 at December 31, 2008. The change in cash, cash equivalents and short-term deposits and working capital of $86,491,568 and $89,491,243, respectively, is primarily due to the Company's acquisition of and consolidation of Aurora and its financial results for the quarter ended March 31, 2009, offset by cash exploration expenditures of $2,303,855 and cash used in operations of $5,763,818.

About Fronteer

Fronteer is an exploration and development company with a track record of making big discoveries. Fronteer has an extensive gold project pipeline in Nevada, a 40% interest in three gold and copper-gold projects in western Turkey, and 100% ownership of Aurora Energy Resources, a private subsidiary advancing a world-class uranium district in Labrador, Canada. For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O’Dea, Ph.D, P.Geo President and CEO
Richard Moritz, Director, Investor Relations
Glen Edwards, Director, Communications
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to size of exploration budgets and timing of exploration programs, potential sale of Turkish assets, timing of bond recoverypotential size of mineralized zone, and size of exploration program involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures , the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold and silver, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.